Mail Stop 3010

March 12, 2010

Mr. Alan Weichselbaum
Chief Financial Officer
Jesup & Lamont, Inc.
650 Fifth Avenue, Third Floor
New York, NY 10019

> **Re:** **Jesup & Lamont, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2009**
> **File No. 1-31292**

Dear Mr. Weichselbaum:

We have read your supplemental response letter dated February 23, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 34

1.   We note your response to our prior comment 1. To the extent that you have concluded that there was a material weakness in internal control over financial reporting related to disclosure controls failing to identify the requirement to include the predecessor auditor's opinion in the Form 10-K as you have included in your proposed disclosure for Item 4T of the Forms 10-Q, please include such disclosure of the material weakness in your proposed disclosure for Item 9A of

the Form 10-K for the year ended December 31, 2008. Please provide your proposed disclosure, as applicable.

2.   In your response to our prior comment 1, we note that your proposed disclosure regarding disclosure controls and procedures for Item 4T of the Forms 10-Q for the periods ended March 31, June 30, and September 30, 2009, includes the conclusion that "additional disclosure controls and procedures were necessary…." Please revise to state your conclusion whether disclosure controls and procedures were effective or not effective. In addition, you state that the company is "in the process of determining and testing the type of additional control procedures that will effectively and efficiently cure this material weakness in internal control over financial reporting." Please revise to discuss the material weakness in disclosure controls and procedures, rather than internal control over financial reporting, including a description of the material weakness. Please provide your proposed disclosure, as applicable.

Notes to Consolidated Financial Statements, page F-10

Note 7. Intangible Assets, page F-16

3.   We note your responses to our prior comments 5 and 6. You state that the company has four reporting units, which does not appear to be consistent with your letter dated September 15, 2009, in which you stated that you have only one operating segment and reporting unit which is your broker dealer unit. Please tell us if your four reporting units represent four operating segments based on the criteria in paragraph 10 of SFAS 131 (ASC 280-10-50-1). It appears that you have aggregated them into one single operating segment for financial reporting purposes based on the criteria in paragraph 17 of SFAS 131 (ASC 280-10-50-11). Please provide us with details regarding the operating results that your chief operating decision maker (CODM) reviews. You state that the CODM currently views the current operating subsidiary, JLSC, as one operating segment based upon the businesses being connected to each other due to the fact that the products offered to customers is consistent. Tell us if the results provided to the CODM are/were prepared on a legal entity level as well as separately at a product/service level.

4.   Notwithstanding comment 3 above, please provide us with your analysis of each component of your operating segment(s) to determine your reporting units. Refer to paragraphs 30-36 of SFAS 142 (ASC 350-20-35-33 through 35-46).

5.   In addition, please note that paragraph 18 of SFAS 142 (ASC 350-20-35-1) requires that goodwill be tested for impairment at the reporting unit level. Please re-perform your goodwill impairment test at the reporting unit level with four

reporting units, or reconcile for us your statement that you have four reporting units with your prior statement that you have one reporting unit.

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3782.

Sincerely,

Jessica Barberich
Assistant Chief Accountant